July 21, 2005

VIA EDGAR AND FACSIMILE Securities and Exchange Commission Division of Corporation Finance 450 Fifth Street, N.W. Washington , D.C. 20549
Attention:	Jim Rosenberg Senior Assistant Chief Accountant

Re:	Neurogen Corporation Form 10-K for the fiscal year ended December 31, 2004 File No. 000-18311

Dear Mr. Rosenberg:

With reference to your letter dated July 7, 2005 addressed to Mr. Stephen R. Davis, please be advised that Neurogen Corporation will respond to your comment by Wednesday, July 27, 2005 or as soon thereafter as practicable.

Very truly yours,

NEUROGEN CORPORATION By: /s/ Lai Foon Lee

Lai Foon Lee Vice President, Finance

cc:	Robert B. Williams, Esq. Milbank, Tweed, Hadley & McCloy llp 1 Chase Manhattan Plaza New York, NY 10005